Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

April 11, 2013

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund–A Registration Statement on Form N-2
(File Nos. 333-186414 and 811-22798)
FS Global Credit Opportunities Fund–R Registration Statement on Form N-2
(File Nos. 333-186413 and 811-22797)
FS Global Credit Opportunities Fund Registration Statement on Form N-2
(File No. 811-22802)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Global Credit Opportunities Fund–A, FS Global Credit Opportunities Fund–R (with FS Global Credit Opportunities Fund–A, each a “Company” and collectively, the “Companies”), and FS Global Credit Opportunities Fund (the “Fund”), set forth below are the Companies’ and the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Companies and the Fund on March 5, 2013, regarding FS Global Credit

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 2

Opportunities Fund–A’s Registration Statement on Form N-2 (File Nos. 333-186414 and 811-22798), FS Global Credit Opportunities Fund–R’s Registration Statement on Form N-2 (File Nos. 333-186413 and 811-22797), and FS Global Credit Opportunities Fund’s Registration Statement on Form N-2 (File No. 811-22802) (each a “Registration Statement” and collectively, the “Registration Statements”) and each prospectus (collectively, the “Prospectus”) and Statement of Additional Information included therein and related matters. The Companies are “feeder” funds that will invest substantially all of their assets in a “master” fund, the Fund. For your convenience, a summary of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ and/or the Fund’s response, as applicable.

We also reference below certain of the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 1 (“PEA 1”) to each Registration Statement that each Company and the Fund filed on the date hereof. The Companies and the Fund will also provide the Staff courtesy copies of PEA 1 as filed and marked to reflect changes from the respective Registration Statement. All page references are to page numbers in the Registration Statement of FS Global Credit Opportunities Fund–A. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statements.

Prospectus

Outside Front Cover

1. Please revise the order in which the subsections on the cover are presented. The subsections “Principal Investment Strategies” and “Unlisted Closed-End Fund” should follow the “Investment Objectives” subsection.

As requested, each Company has revised the order of the relevant subsections in the Prospectus in substantially the form requested by the Staff.

2. Please explain to the Staff how preservation of capital is a realistic investment objective, even as a secondary objective, for the Companies given the nature of their investment strategies and a primary objective of capital appreciation.

Each Company and the Fund respectfully submit that preservation of capital is a realistic secondary investment objective given the nature of their investment strategies and primary objective of capital appreciation. FS Global Advisor, LLC, the Fund’s investment adviser (“FS Global Advisor”), and GSO Capital Partners LP, the Fund’s investment sub-adviser (“GSO”), believe that by applying a disciplined credit review process, and by focusing on high conviction investment opportunities, the Fund will purchase securities that offer high potential returns, and therefore capital appreciation. In addition, the Fund’s investment strategies, including

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 3

event-driven, special situations and market price inefficiencies, focus on investments that FS Global Advisor and GSO believe to be mispriced by the market. These investment strategies attempt to maximize downside protection, as FS Global Advisor and GSO believe that, if they are correct in believing that a security is mispriced, it may increase in price, but if they are incorrect, its value will remain substantially similar to the purchase price.

3. Following the second sentence of the subsection, “Principal Investment Strategies,” please add the following statement in a larger bold type-face.

The credit instruments in which the Company may invest typically will be rated below investment grade. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities, “junk bonds” or “leveraged loans”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities an investment in the Company should be considered speculative.

As requested, each Company has included disclosure in the Prospectus in substantially the form requested by the Staff, except that each Company and the Fund respectfully submit that “leveraged loans” should not be considered to be the same as “high yield” securities and “junk bonds.” Therefore, the included disclosure does not reference “leveraged loans.”

4. The Staff believes that the term, “measured risk,” is ambiguous. Does it mean that FS Global Advisor will attempt to restrain the risks in the Fund’s strategy or that FS Global Advisor believes that these risks are calculable? Please clarify the meaning of this term here and elsewhere in the Registration Statement.

Each Company and the Fund respectively submit that FS Global Advisor and GSO believe that, through a combination of thorough and continuous credit analysis, and by focusing on high conviction investment opportunities, the Fund can construct a portfolio that, while offering high potential returns, will offer measured risk compared to more traditional investment strategies under current and expected economic conditions. In using the term “measured risk,” FS Global Advisor and GSO do not believe the risks are calculable, but rather that the use of credit analysis and focusing on high conviction investment opportunities will allow FS Global Advisor and GSO to limit the risks of the Fund as compared to more traditional strategies. In response to this comment, each Company will revise the relevant disclosure in the Prospectus as follows:

By focusing on high conviction investment opportunities, without respect to geographic constraints, and on strategies such as event-driven, special situations and market price inefficiencies, the Fund believes it can create a portfolio that offers high potential returns while limiting the risk of the Fund as compared to more traditional investment strategies under current and expected economic conditions.

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5. Please replace the current disclosure in the “Unlisted Closed-End Fund” subsection with the following disclosure in a larger bold type-face using a bullet point format. These bullet points should also be placed in the subscription agreement immediately above the signature line and in the “Risk Factors” subsection, on page 16.

Unlike most closed-end investment companies, the Company’s Shares will not be listed on any securities exchange for at least six years from the date of this prospectus.

Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your Shares regardless of how the Company performs.

If you are able to sell your Shares to a third party, you will likely receive less than your purchase price and the current net asset value per Share.

Although the Company has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares will be eligible for repurchase. See “Share Repurchase Program.”

If you may need access to the money you invest, the Company’s Shares are not a suitable investment because you will not have access to the money you invest for an indefinite time. See “Liquidity Strategy.”

Distributions may be funded from the capital you invest, or from borrowings, if the Company does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Company’s fees and expenses, as well as the sales load.

Even if the Company does eventually list its Shares, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase Shares at the offering price. This risk is separate and distinct from the risk that the Company’s net asset value will decrease.

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff, although each Company and the Fund respectfully note that, as set forth in the Prospectus, each Company and the Fund will seek to complete a Liquidity Event within five, rather than six, years following satisfaction of the Minimum Offering Requirement.

6. Please include the following statement as a footnote, using a larger bold type-face, to the pricing table of the FS Global Credit Opportunities Fund–A.

Because you will pay a sales load of up to 8.5% and offering expenses of up to 1.5%, if you invest $100 in our Shares and pay the full sales load, $90.00 of your investment

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will actually be used by us for investments. As a result, based on the current public offering price of $10.85, you would have to experience a total return on your investment of     % in order to recover these expenses. See “Plan of Distribution.”

As requested, FS Global Credit Opportunities Fund–A has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff, and has included disclosure noting that a 9.65% return on investments is needed to recover expenses.

7. Please identify the investors for whom FS Global Credit Opportunities Fund–R is intended and why the sales loads for the respective funds are different.

Shares of FS Global Credit Opportunities Fund–R are intended to be sold primarily through registered investment advisers (“RIAs”) and other parties that have entered into an arrangement with FS2 Capital Partners, LLC, the dealer manager of the Shares (“FS2”), to offer Shares in connection with a “wrap” fee, asset allocation or other managed asset program. The difference in sales loads between FS Global Credit Opportunities Fund–R and FS Global Credit Opportunities Fund–A, which is intended to be sold through the brokerage channel, are primarily due to the differences in the manner in which fees are charged in the brokerage channel as opposed to other channels, like RIAs. In the brokerage channel, fees are generally charged at the point of sale through an upfront sales commission, whereas RIAs and other similar parties typically charge annual fees based on assets under management rather than through upfront commissions.

Portfolio Composition, Page 4

1. If the Fund’s investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on their daily marked-to-market (net) value (i.e. the Fund’s daily net liability if any), rather than their notional amount. Please also identify specifically all of the derivatives in which the Fund intends to invest. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“disclosure concerning the principal risks of the fund should…be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Each Company and the Fund hereby confirm that to the extent the Fund’s investments in derivatives will be included in determining satisfaction of the 80% test, such investments will be included based on their daily marked-to-market (net) value, rather than their notional amount. With respect to identifying specifically all of the derivatives in which the Fund intends to invest, each Company and the Fund respectfully submit that the Prospectus fully describes all of the derivatives in which the Fund may invest and the related risks. For example, please see “Derivatives Risk,” “Swap Risk,” “Options and Futures Risk” and “Leverage Risk” in the section of the Prospectus entitled “Types of Investments and Related Risks.”

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2. The disclosure states that the Fund may invest in “any other type of credit or equity investment that is consistent with the Fund’s investment objectives.” Please identify and, where appropriate, describe, including their risks, all such investments in which the Fund may invest in the year following the effectiveness of its registration statement.

Each Company and the Fund respectfully submit that the Prospectus fully describes the principal types of credit or equity investments that are consistent with the Fund’s investment objectives. For example, please see the section of the Prospectus “Types of Investments and Related Risks–Risks Relating to Investment Strategies and Fund Investments.” In addition, each Company and the Fund respectfully note that the Statement of Additional Information, in the “Investment Objectives, Policies and Risks” section of the Prospectus, provides additional information regarding the types of credit or equity investments in which the Fund may invest.

3. The disclosure, on page 5, states: “The Fund may hold select and potentially significant positions in equity securities…that the Fund receives in exchange for its credit instruments as part of a reorganization process, and may hold those assets until such time as the Fund believes that a disposition is most advantageous. Such assets, to the extent received as part of a reorganization process, will be considered “credit instruments” for purposes of the Fund’s intention to invest, under normal market circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments.” Please provide the Staff with your authority for this statement. Will those equity securities that are “considered” by the Fund to be credit instruments count against the 20% limit on the Fund’s acquisition of other investments in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”)?

Each Company and the Fund respectfully submit that the disclosure referenced in the comment above complies with Rule 35d-1 under the 1940 Act, as it is reasonable for the Fund, which acquired a credit instrument as an investment, to treat any equity securities that it receives as a result of a reorganization of the issuer of the credit instrument held by the Fund as retaining the status of a “credit instrument” for purposes of the Fund’s policy under Rule 35d-1. Alternatively stated, the classification of an investment for purposes of the Fund’s policy under Rule 35d-1 reasonably should be determined at the time of the initial investment. So long as the equity securities received represent the continuation of an initial investment in a credit instrument, the securities should be treated the same as the initial investment for purposes of the Fund’s policy under Rule 35d-1. Significantly in this respect, as is also disclosed on page 5 of the Prospectus, the Fund will not treat an equity security that is purchased in the market or not received as part of a reorganization as a “credit instrument” for purposes of the Fund’s policy under Rule 35d-1.

4. The disclosure states: “Hedging techniques may include capital structure arbitrage…or short positions in debt or equity securities expressed in either the cash or derivatives markets.” Please define “hedging” in the sense that it is used in this statement.

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Each Company and the Fund respectfully submit that the term “hedging” as used in the statement above is intended to refer to hedging in the traditional sense, or making investments in one security to seek to offset potential adverse price changes in another security held by the Fund. For example, capital structure arbitrage may be used by the Fund to take a long position in one issuer while taking a corresponding short position in another security in the capital structure of the same or an affiliated issuer, to take advantage of inefficiencies in pricing and to seek to minimize the risk of its investments.

Administration, Page 7

Please include the following disclosure in the subsection and, where appropriate, in the Fund Prospectus.

Our Board of Directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the Investment Advisory and Administrative Agreement, will annually review the compensation the Company [Fund] pays to FS Global Advisor and the compensation FS Global Advisor pays to GSO to determine that the provisions of the Investment Advisory and Company [Fund] Administrative Agreement and the Investment Sub-Advisory Agreement, respectively, are carried out.

As requested, each Company has included disclosure in the Prospectus in substantially the form requested by the Staff. However, each Company and the Fund respectfully submit that, as the Investment Advisory Agreement will be separate from the Fund Administration Agreement and Company Administration Agreement, this disclosure will be located in the section discussing the Investment Advisory Agreement. The Fund respectfully submits that such disclosure will be incorporated by reference into the Fund’s Registration Statement, and therefore believes that no additional disclosure should be included in the Fund’s Registration Statement.

Expense Reimbursement Agreements

1. The disclosure indicates that the Fund’s reimbursement obligation under the Agreement is calculated based on “the Fund’s net investment income for tax purposes.” The Internal Revenue Code does not use the term “net investment income” with respect to the taxation of regulated investment companies. They are taxed on “investment company taxable income,” as defined in Section 852(b)(1), (2), and (8) of the Internal Revenue Code. Please define the amount referred to by the term “net investment income for tax purposes.” Please also define the meaning of the phrase: “the amount of any dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net short-term capital gains for tax purposes).”

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Each Company and the Fund respectfully submit that the term “net investment income for tax purposes” is intended to clarify that it is referring to net investment income for tax purposes rather than for the purposes of generally accepted accounting principles (“GAAP”), as they can be different. As noted by the Staff, as regulated investment companies under Subchapter M of the Internal Revenue Code, each Company and the Fund are taxed on “investment company taxable income.” Generally, “investment company taxable income” is taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The reference to “the Fund’s net investment income for tax purposes” as well as the following reference to “net short-term capital gains and dividends other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net short-term capital gains for tax purposes) in such quarter” is intended to include the components of “investment company taxable income.”

As to the second phrase, each Company and the Fund respectfully note that, for example, the Fund may hold a preferred or other interest in a limited partnership, and receive distributions from such limited partnership. Although such returns are real economic returns, if the limited partnership loses money, the distributions may be considered to be return of capital for a Shareholder for tax purposes if the limited partnership notes them as such on the tax forms it provides to investors, because the Fund and each Company are pass-through entities. In that case, such distributions would not be included in net investment income or net-short term capital gains for tax purposes. As the Fund does not currently anticipate material differences between its tax-basis net investment income and its GAAP-basis net investment income, references to “for tax purposes” have been deleted.

2. The agreement imposes an annual cap on reimbursements of 1.75% on “Other Fund Operating Expenses”. The agreement also provides for automatic termination of the expense agreement in the event of either the termination of the applicable advisory or sub-advisory agreement or the dissolution or liquidation of the Company or the Fund. The disclosure on page 65 provides, however, that “the conditional obligation of the Company and the Fund, respectively, to reimburse Franklin Square Holdings pursuant to the terms of the applicable Expense Reimbursement Agreements shall survive the termination of such agreements by either party.” In the event of termination, how will the reimbursement obligation be calculated and for how long will it survive? If the reimbursement obligation apparently survives, without the limitations on recoupment, please explain why would this not be an impermissible penalty under Section 15(a)(3) of the 1940 Act?

Each Company and the Fund respectfully submit that the reimbursement obligation and the survival period will continue pursuant to the terms of the applicable Expense Reimbursement

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Agreement. For example, if a specific recapture obligation is not satisfied during the three-year eligible recovery period, then that recapture obligation will terminate. There will be no acceleration or increase of the obligation at termination. Accordingly, there is no termination payment that would be an impermissible penalty under Section 15(a)(3) of the 1940 Act.

3. Prior year expenses should only be recaptured if the current “Other Fund Operating Expenses” percentage is less than the prior year “Other Fund Operating Expenses” percentage when such prior year expenses were waived. Please revise the agreement to make this clear by stating that the recapture obligation of the Company in any year is limited to the difference between: (1) the lower of (a) 1.75% or (b) the amount of “Other Fund Operating Expenses” as a percentage of average net assets in the year of the waiver, and (2) the amount of “Other Fund Operating Expenses” in the year of recapture of the amount waived in the prior year.

The above comment is currently subject to discussion with the Staff. Upon resolution of these discussions, the Expense Reimbursement Agreements will be modified accordingly.

Unlisted Closed-End Structure, Page 12

The disclosure states: “Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis.” Please make clear that, unlike the Company, the typical closed-end fund lists its shares for trading on an exchange. Thus, it should also be made clear that an investment in a typical closed-end fund, unlike an investment in the Company, is a liquid investment.

In response to this comment, each Company has revised the first paragraph of this subsection in the Prospectus as follows:

Each of the Company and the Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Company does not currently intend to list the Shares for trading on any securities exchange, and the Company does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Company, unlike an investment in a typical closed-end fund, is not a liquid investment.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 10

Liquidity Strategy, Page 13

The disclosure states that “[t]he Company and the Fund intend to seek to complete a liquidity event for Shareholders within five years following the satisfaction of the Minimum Offering Requirement.” Please add that the Company and the Fund are not required to do so and may choose not to do so for an indefinite period.

As requested, each Company has included disclosure in the Prospectus in substantially the form requested by the Staff.

Periodic Liquidity through Share Repurchase Program, Page 13

1. Revise the second sentence of the third paragraph to state that “Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price.”

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff, although each Company and the Fund respectfully submit that the correct paragraph is the first, not the third.

2. Revise the last sentence of the fifth paragraph to state: “The Company expects the Fund to conduct quarterly repurchase offers for Fund shares, but the Fund is not obligated to do so.”

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff, although each Company and the Fund respectfully submit that the correct paragraph is the fourth, not the fifth.

Risk Factors, Page 18

The disclosure states that [t]he Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year, which may result in the realization of net short-term capital gains by the Fund…” Please explain to the Staff how this aspect of the Fund’s strategy is consistent with the investment objective of capital preservation.

Each Company and the Fund respectfully submit that this disclosure simply notifies Shareholders that the Fund may sell securities more in some years than others, and that the portfolio turnover rate may vary greatly over time, leading to more short-term capital gains in some years than others. FS Global Advisor, in consultation with GSO, will not make investment decisions in reference to the Fund’s portfolio turnover rate, but rather will make investments only in high conviction opportunities, the quantity of which may vary from year to year. As discussed in connection with a comment above, by focusing on high conviction investment opportunities, and

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by employing the Fund’s investment strategies, FS Global Advisor and GSO seek to maximize downside risk protection. Therefore, each Company and the Fund believe that the disclosure referenced above is consistent with a secondary investment objective of capital preservation.

Fees and Expenses, Page 19

1. Please explain to the Staff the basis of the assumption that the Company will raise $100 million in proceeds in the first 12 months of the offering.

Based on the recent experience of other similar offerings by issuers advised by affiliates of FS Global Advisor, each Company believes that it is reasonable to assume that the Company will raise $100 million in proceeds in the first twelve months of the offering.

2. Given the assumption in the fee table that the Fund may borrow for leveraging within 12 months of the effective date of the registration statement, please also provide the disclosure required by Item 8.3.b. of Form N-2, including the table illustrated in Item 8.3.b.(3). If the Fund may leverage through issuance of preferred shares, please provide the appropriate disclosure in the fee table and the text of the Prospectus.

As requested, each Company has included the disclosure required by Item 8.3.b. of Form N-2, including the table illustrated in Item 8.3.b.(3), in its Registration Statement. The Fund has no current intention to leverage through the issuance of preferred shares.

3. Please state clearly, in footnote 4 and 6, that the Fund’s use of leverage will increase the base management fee paid by the Company’s investors.

In response to this comment, each Company has included the following sentence in footnotes 4 and 6 in the Prospectus, and the Fund has included it in footnotes 3 and 5 in the Prospectus:

Because the Management Fee is based on the Fund’s average daily gross assets, the Fund’s use of leverage will increase the Management Fee paid to FS Global Advisor.

Use of Proceeds, Page 23

1. The disclosure states: “The Company expects that following receipt of the net offering proceeds by the Fund, the Fund will invest such proceeds as soon as practicable in accordance with the Company’s and the Fund’s investment objectives and strategies and consistent with market conditions and the availability of suitable investments.” If the company anticipates that it may take more than three months, following their receipt, to invest the proceeds of the offering, please disclose the reasons for, and the consequences of, such a delay. See Item 7.2 and Guide 1 to Form N-2.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 12

Each Company and the Fund respectfully submit that, although there will be an initial closing of the offering of Shares of each Company, the offerings by each Company are continuous offerings and therefore there will be closings thereafter semi-monthly. In addition, each Company and the Fund respectfully submit that FS Global Advisor anticipates that the proceeds of each offering will be invested within a three month period after such offering. Therefore, no changes to the disclosure in the Prospectus have been made.

2. The disclosure, on page 24, states: “All or a portion of the selling commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies and sales to the Company’s affiliates. See ‘Plan of Distribution.’” The Staff notes that the cited section does not provide any information on volume discounts or sale to Company affiliates. Please provide a citation to a discussion of these topics.

Each Company and the Fund respectfully submit that the “Plan of Distribution” section includes information on volume discounts and sales to Company affiliates. Please see the fifth paragraph in “Plan of Distribution–Compensation of the Dealer Manager and Selected Broker-Dealers.”

Other Characteristics, Page 27

The disclosure in this subsection and elsewhere in the Prospectus indicates that the Fund may invest in money market funds and other investment companies. Please explain to the Staff why there is no Acquired Fund Fees and Expenses entry in the fee table. Will the Fund’s investments in other funds be de minimis and included in other expenses as permitted by Instruction 10(a) to Item 3.1 of Form N-2?

Each Company and the Fund hereby confirm that the Fund’s investments in other funds will be de minimis and included in other expenses as permitted by Instruction 10(a) to Item 3.1 of Form N-2.

Disciplined, Income-Oriented Investment Philosophy, Page 27

1. The disclosure in this subsection and elsewhere in the Prospectus states that FS Global Advisor and GSO “will employ a defensive investment approach.” Please explain to the Staff how an investment strategy based on investing in junk bonds and leveraged loans can be characterized as being a “defensive investment approach.”

Each Company and the Fund respectfully submit that this disclosure is appropriate given the Fund’s investment strategies. FS Global Advisor and GSO, in investing the assets of the Fund, apply a disciplined credit review process, and focus on high conviction investment opportunities. In addition, the Fund’s investment strategies, including event-driven, special situations and

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 13

market price inefficiencies, focus on investments that FS Global Advisor and GSO believe to be mispriced by the market. These investment strategies attempt to maximize downside protection, as FS Global Advisor and GSO believe that, if they are correct in believing that a security is mispriced, it may increase in price, but if they are incorrect, its value will be substantially similar to the purchase price. Therefore, each Company and the Fund believes that it is appropriate to state that FS Global Advisor and GSO “will employ a defensive investment approach.”

2. Given the nature of the businesses and securities that the Fund will invest in, please justify to the Staff characterizing the Fund’s investment strategy as “minimizing the risk of capital loss.”

Each Company and the Fund respectfully submit that this disclosure is appropriate given the Fund’s investment strategies. FS Global Advisor and GSO, in investing the assets of the Fund, apply a disciplined credit review process, and focus on high conviction investment opportunities. In addition, the Fund’s investment strategies, including event-driven, special situations and market price inefficiencies, focus on investments that FS Global Advisor and GSO believe to be mispriced by the market. These investment strategies attempt to maximize downside protection and minimize the risk of capital loss, as FS Global Advisor and GSO believe that, if they are correct in believing that a security is mispriced, it may increase in price, but if they are incorrect, its value will remain substantially similar to the purchase price. Therefore, each Company and the Fund believes that it is appropriate to characterize the Fund’s investment strategy as “minimizing the risk of capital loss.”

Exit of Investment Positions, Page 30

The disclosure states: “The Fund expects that a large portion of the investments in its portfolio, if not the entirety of its portfolio, may be sold in actively-traded secondary markets.” Please disclose that the over-the-counter market is, however, less transparent and liquid than the exchange-traded market.

In response to this comment, each Company has included the following disclosure in the relevant portion of the Prospectus:

However, such secondary, over-the-counter markets are less transparent and liquid than the exchange-traded marketplace.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 14

Types of Investments and Related Risks, Page 32

The disclosure states: “The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Company and the Shares.” Please confirm to the Staff that the Prospectus describes all the principal risks of investing in the Company and the Fund.

Each Company and the Fund hereby confirm that the Prospectus describes all the principal risks of investing in the Company and the Fund.

Debt Instruments Risks, Page 33

Please confirm, supplementally, that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E) of the 1940 Act.

Each Company and the Fund hereby confirm that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E) of the 1940 Act.

Senior Loan Risk, Page 33

The disclosure states: “The Fund will typically acquire senior loans through assignments…and the Fund may not be able to unilaterally enforce all rights and remedies under the senior loan and with regard to any associated collateral.” This description appears to be inconsistent with earlier descriptions of the rights of the Fund in the senior loans in which it intends to invest. Please reconcile the disclosure.

Each Company and the Fund respectfully submit that the disclosure noted above is not inconsistent with the earlier descriptions of the rights of the Fund in the senior loans in which it intends to invest. While the earlier disclosure does discuss, among other issues, that senior loans, in most circumstances, are fully collateralized, the disclosure referenced in this comment relates only to senior loans acquired by the Fund through assignment. When the Fund acquires a senior loan through an assignment, its rights may be more restricted than if it was the original lender, and it may not be able to unilaterally enforce all of rights and remedies under the senior loan. This is because an assigning institution may not assign all of its rights, per the terms of the assignment. Therefore, no changes to the disclosure in the Prospectus have been made.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 15

Derivatives Risk, Page 37

Please revise the penultimate sentence on page 37 to state: “Derivative investments generally give rise to a form of financial leverage, which will magnify the Fund’s risk of owning such instruments.”

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff.

Risk of Leveraged Loan Market Price Decline, Page 40

The last sentence in the first paragraph of the subsection, which describes the losses suffered by the Fund’s competitors, is not risk disclosure. Please delete it.

As requested, each Company has deleted the referenced sentence from the Prospectus.

Restrictions in Entering into Affiliated Transactions, Page 48

Please revise the first sentence of the first paragraph to state: “The Fund is prohibited under the 1940 Act from participating in transactions with its affiliates without the prior approval of the SEC.” The sentence, as it currently appears in the Prospectus, violates Rule 17d-1 under the 1940 Act.

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff.

Shares Not Listed; No Market for Shares, Page 52

The Staff believes that the second paragraph is misleading because it compares the Company to open-end funds rather than exchange-traded closed-end funds. In order to appropriately contrast the Company with exchange-traded closed-end funds, please disclose the following additional facts:

Because exchange-traded closed-end funds do not redeem shares, they also could execute the Company’s buy-and-hold strategy;

Because the Company’s shares are not traded, investors will not be able to dispose of their investment in the Company no matter how poorly the Company performs; and

Because a closed-end fund’s shares can trade at a discount to NAV, they may present an attractive investment opportunity to investors.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 16

Please delete the penultimate sentence of the subsection because it may confuse investors. It is misleading to state, in effect, that because there is no market for the shares, there will be no volatility in the market price of shares (the net asset value of the Fund can still be very volatile). Moreover, a lack of market volatility may not be a concern for buy-and-hold investors seeking dividends, and it may provide an arbitrage opportunity for other investors.

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income, Page 55

Please also disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (i.e., any cash distributions might come from offering proceeds); the deferral of PIK interest also reduces the loans’ loan-to-value ratio at a compounding rate; and OID creates the risk of non-refundable cash payments to FS Global Advisor based on accruals that may never be realized.

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff.

Administrative Services, Page 62

Please identify specifically the “other reasonable metrics” referred to in the last sentence of the last paragraph.

In response to this comment, each Company will remove the reference to “other reasonable metrics” in the Prospectus.

Conflicts of Interest, Page 72

Please revise the first sentence of the last bullet to state: “The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC.” The sentence, as it currently appears in the Prospectus, violates Rule 17d-1 under the 1940 Act.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 17

As requested, each Company has revised the relevant disclosure in the Prospectus in substantially the form requested by the Staff.

Share Repurchase Program, Page 75

The disclosure states: “If a Shareholder chooses to tender only a portion of their Shares, the Shareholder must maintain a minimum balance of $5,000 worth of Shares following a tender of Shares for repurchase.” This provisions appears to violate Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934. Please eliminate this problem by substituting the following sentence: “To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a minimum balance of shares of common stock of less than $5,000 following such share repurchase.”

Each Company and the Fund respectfully submit that its Share repurchase program complies with Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934. Because the minimum purchase in the offering is $5,000, the condition referenced in this comment simply requires that a Shareholder whose investment does not meet or exceed, for example, $6,667 will be required to redeem all of their Shares in a tender, because such Shareholder would not be able to tender 25% of their Shares as required without falling below the $5,000 minimum. In addition, it is the position of each Company and the Fund that Shareholders who, following a tender, hold the minimum balance of $5,000 will always be able to participate in the Share repurchase program regardless of whether the value of those Shares increases or decreases. If, for example, those Shares maintain the $5,000 value or decrease in value, the Shareholder will need to decide whether to sell all its shares. That said, the repurchase program will be available to all Shareholders.

Therefore, in response to the comment raised by the Staff, each Company, while not removing the first sentence referenced in this comment, has added the following disclosure in the Prospectus, which is substantially in the form requested by the Staff:

To the extent a Shareholder seeks to tender all of the Shares they own and the Company repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $5,000 following such Share repurchase.

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 18

Statement of Additional Information

Investment Restrictions, B-14

The second investment restriction states that the “Company and the Fund may invest no more than 25% of their total assets in a particular industry.” A closed-end fund, however, will be deemed to have a policy to concentrate investments if it may invest 25 percent or more of the value of its total assets in a particular industry or group of industries. See the Instruction to Item 8.2.(b)(2) of Form N-2. Please clarify the concentration policies of the Company and the Fund in terms of the definition of concentration applicable to closed-end funds.

As requested, the second investment restriction will be revised to note that each Company and the Fund may “[i]nvest no more than 25% of their total assets in a particular industry or group of industries.”

Financial Statements

Please file a pre-effective amendment with the missing financial statements. When the missing information is provided, we intend to take sufficient time for a fulsome review.

Each Company and the Fund will include the referenced financial statements in a future filing.

* * * * * * *

The Companies and the Fund hereby acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking action with the respect to the filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Companies and the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the respective filing; and (iii) the Companies and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

James O’Connor, Esq. Christina DiAngelo April 11, 2013 Page 19

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or David J. Harris at (202) 261-3385.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Global Credit Opportunities Fund—A

FS Global Credit Opportunities Fund—R

FS Global Credit Opportunities Fund

David J. Harris

Dechert LLP